Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 8, 2010

Registration No. 333-170503

TERM SHEET

Issuer:	EnteroMedics Inc.

Nasdaq Capital Market Symbol:	ETRM

Securities offered by EnteroMedics:	14,800,000 shares of our common stock together with warrants to purchase 14,800,000 shares of our common stock

Description of the warrants:	The warrants are exercisable at an exercise price of $2.19 per share (125% of the aggregate offering price for a share of common stock and corresponding warrant) beginning 181 days after the closing date of this offering and ending on the fifth anniversary of the date on which the exercise period begins. The warrants do not allow for cashless exercise.

Price to public:	$1.74 per share for the common stock and $0.01 per warrant for the warrants

Underwriting discount and commissions per share and corresponding warrant:	$0.105

Estimated net proceeds to EnteroMedics (after underwriting discounts and commissions and estimated offering expenses):	$23,986,000

Trade date:	December 9, 2010

Closing date:	December 14, 2010

Common stock outstanding after the offering*:	25,672,388

Over-allotment option:	2,220,000

Underwriter:	Craig-Hallum Capital Group LLC

Use of proceeds	We intend to use the net proceeds of this offering to continue work toward regulatory approval of our product in the United States, for international commercialization efforts, for clinical and product development activities and for other working capital and general corporate purposes.

*	Based on 10,872,388 shares of common stock outstanding as of September 30, 2010 (excluding over-allotment shares). This number assumes the conversion into common stock of all of the outstanding shares of our convertible preferred stock. The number of outstanding shares excludes:

•	4,903,728 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2010, at a weighted average exercise price of $4.12 per share;

•	911,220 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2010, at a weighted average exercise price of $18.69 per share;

•	174,807 shares of common stock available for future issuance under our 2003 Stock Incentive Plan as of September 30, 2010;

•

an increase in the number of shares authorized under our 2003 Stock Incentive Plan by 1,149,817 and the effects of a one-time option exchange program both approved by our stockholders and completed on October 29, 2010;

•	14,800,000 shares of common stock underlying the warrants sold in this offering; and

•	296,000 shares of common stock underlying the warrants issued to the underwriter in connection with this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Craig-Hallum Capital Group LLC’s prospectus department at 222 South Ninth Street, Suite 350, Minneapolis, MN 55402 or by phone at (612) 334-6300.

Summary Balance Sheet

The summary balance sheet data as of September 30, 2010 has been derived from our unaudited financial statements, which are incorporated by reference into the preliminary prospectus included in the registration statement. You should read this data together with the financial statements and related notes incorporated by reference into the preliminary prospectus included in the registration statement, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in the preliminary prospectus included in the registration statement or incorporated by reference therein.

The pro forma as adjusted balance sheet data give effect to the conversion of all of the outstanding shares of our convertible preferred stock into common stock upon the completion of the offering as well as our sale of common stock and warrants in this offering at the aggregate offering price of $1.75 for each share and corresponding warrant sold, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2010
	Actual	Pro forma
	(In thousands)
Balance sheet data:
Cash, cash equivalents and short-term investments	$12,554	$ 36,540
Working capital (current assets less current liabilities)	8,734	32,720
Total assets	14,743	38,729
Long-term debt, net of current portion and discount	4,114	4,114
Convertible preferred stock	34	—
Deficit accumulated during development stage	(146,760)	(146,760)
Total stockholders’ equity	5,708	29,694

Risk Factors

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

If you purchase common stock and warrants in this offering, you will experience immediate dilution of $0.59 per share because the price that you pay will be substantially greater than the adjusted pro forma net tangible book value per share of common stock that you acquire.

Our directors and executive officers hold substantial control over us and could limit your ability to influence the outcome of key transactions, including changes of control.

Our executive officers and directors and entities affiliated with them beneficially owned, in the aggregate (including options and warrants exercisable currently or within 60 days of October 31, 2010), approximately 53.4% of our outstanding common stock as of October 31, 2010 on an as converted basis, and, assuming our directors, officers and their affiliated entities do not purchase in this offering, they will beneficially own approximately 23.5% of our outstanding common stock immediately following the closing of this offering. Our directors, officers and their affiliate entities may participate in this offering and Bay City Capital, an entity affiliated with one of our directors, has indicated an interest in purchasing shares in this offering. Our executive officers, directors and affiliated entities, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may affect the market price of our common stock. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Use of Proceeds

We estimate that the net proceeds from our sale of 14,800,000 shares of common stock together with warrants to purchase 14,800,000 shares of common stock in this offering will be approximately $24.0 million, or approximately $27.6 million if the underwriter exercises its over-allotment option in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Capitalization

The following table describes our capitalization and cash and cash equivalents as of September 30, 2010 on an actual basis and on a pro forma basis to reflect:

•	the conversion of all of the outstanding shares of our convertible preferred stock into 3,394,309 shares of common stock upon completion of this offering; and

•

our sale of 14,800,000 shares of common stock together with warrants to purchase 14,800,000 shares of common stock in this offering at the aggregate offering price of $1.75 for each share and corresponding warrant sold in this offering, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this capitalization table together with the financial statements and related notes that are incorporated by reference into the preliminary prospectus included in the registration statement, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in the preliminary prospectus included in the registration statement or incorporated by reference therein.

	As of September 30, 2010
	Actual	Pro forma
	(In thousands, except share and per share data)
Cash and cash equivalents	$12,554	$36,540

Notes payable	6,327	6,327
Stockholders’ equity:
Series A non-voting convertible preferred stock, $0.01 par value: 3,600,000 shares authorized, actual; 3,394,309 shares issued and outstanding, actual; 3,600,000 shares authorized, pro forma; and no shares issued and outstanding, pro forma	34	—
Common stock, $0.01 par value: 85,000,000 authorized, actual; 7,478,079 shares issued and outstanding, actual; 85,000,000 shares authorized, pro forma; and 25,672,388 shares issued and outstanding, pro forma	75	257
Additional paid-in capital	152,359	176,197
Deficit accumulated during development stage	(146,760)	(146,760)

Total stockholders’ equity	$5,708	$ 29,694

Total capitalization	$12,035	$ 36,021

The preceding table excludes 4,903,728 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2010 on an as converted basis and at a weighted average exercise price of $4.12 per share, 911,220 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2010 at a weighted average exercise price of $18.69 per share, 174,807 shares of common stock available for future issuance upon completion of this offering under our 2003 Stock Incentive Plan. The preceding table also excludes an increase in the number of shares authorized under our 2003 Stock Incentive Plan by 1,149,817 and the effects of a one-time option exchange program both approved by our stockholders and completed on October 29, 2010. In addition, the preceding table excludes 14,800,000 shares of common stock underlying the warrants sold in this offering and 296,000 shares of common stock underlying the warrants to be issued to the underwriter in connection with this offering.

Dilution

A purchaser of our common stock and warrants in this offering will be diluted to the extent of the difference between the price per share of our common stock and warrants in this offering and the net tangible book value per share of our common stock after this offering. As of September 30, 2010, our historical net tangible book value was $5.7 million, or $0.76 per share of common stock, based on 7,478,079 shares of our common stock outstanding at September 30, 2010. Our historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding as of September 30, 2010.

After giving effect to our sale of 14,800,000 shares of common stock together with warrants to purchase 14,800,000 shares of common stock at the aggregate offering price of $1.75 for each share and corresponding warrant and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2010 would have been $29.7 million, or $1.16 per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $0.64 per share and an immediate dilution to new investors of $0.59 per share. The following table illustrates this per share dilution:

Aggregate offering price per share and warrant		$1.75
Historical net tangible book value per share at September 30, 2010	$0.76
Pro forma decrease in net tangible book value per share attributable to conversion of convertible preferred stock	(0.24)

Pro forma net tangible book value per share before this offering	0.52

Pro forma increase per share attributable to investors in this offering	$0.64

Pro forma net tangible book value per share, as adjusted to give effect to this offering		$1.16

Pro forma dilution to investors in this offering		$0.59

The above discussion and table are based on 7,478,079 shares of common stock and 3,394,309 shares of convertible preferred stock outstanding as of September 30, 2010, respectively, and excludes:

•	4,903,728 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2010, at a weighted average exercise price of $4.12 per share;

•	911,220 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2010, at a weighted average exercise price of $18.69 per share;

•	174,807 shares of common stock available for future issuance under our 2003 Stock Incentive Plan as of September 30, 2010;

•

an increase in the number of shares authorized under our 2003 Stock Incentive Plan by 1,149,817 and the effects of a one-time option exchange program both approved by our stockholders and completed on October 29, 2010;

•	14,800,000 shares of common stock underlying the warrants sold in this offering; and

•	296,000 shares of common stock underlying the warrants to be issued to the underwriter in connection with this offering.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of additional equity, the issuance of these shares could result in further dilution to our stockholders.

Potential Purchase by Existing Stockholder

Bay City Capital, which is a principal stockholder, has indicated an interest in purchasing shares of common stock and warrants in this offering. Bay City Capital is affiliated with Carl Goldfischer, M.D., a member of our board of directors. Because this indication of interest is not a binding agreement or commitment to purchase, this stockholder may elect not to purchase any shares in this offering, or our underwriter may elect not to sell any shares in this offering to this stockholder.

Principal Stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock as of October 31, 2010 for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options, warrants or other convertible securities that are immediately exercisable or exercisable within 60 days after October 31, 2010. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations for beneficial ownership prior to this offering are based on 10,872,388 shares outstanding, on an as-converted basis, as of October 31, 2010. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of EnteroMedics Inc., 2800 Patton Road, St. Paul, Minnesota 55113.

Our named executive officers, directors, their affiliates and holders of 5% or more of our outstanding common stock may purchase shares of common stock and warrants in this offering, which are not reflected in the table below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned Before the Offering	Percentage Owned After the Offering
5% Stockholders:
Bay City Capital(1)(2)(3)(7) 750 Battery St., Ste. 400 San Francisco, CA 94111	2,501,906	22.7%	9.7%

MPM Capital(2)(4)(7) 601 Gateway Blvd., Ste. 360 S. San Francisco, CA 94080	1,822,009	16.5%	7.1%

Aberdare Ventures(2)(5)(7) One Embarcadero Ctr., Ste. 400 San Francisco, CA 94111	1,039,860	9.5%	4.0%

T. Rowe Price(2)(6)(7) 100 E. Pratt Street Baltimore, MD 21202	722,829	6.5%	2.8%

Executive Officers and Directors:
Mark B. Knudson, Ph.D.(1)(2)	149,800	1.4%	*
Greg S. Lea(1)(2)	41,255	*	*
Adrianus (Jos) Donders(1)	47,889	*	*
Katherine S. Tweden(1)	40,587	*	*
Daniel L. Cohen(1)	31,610	*	*
Luke Evnin, Ph.D.(1)(2)(4)(7)	1,827,650	16.6%	7.1%
Catherine Friedman(1)	11,299	*	*
Carl Goldfischer, M.D.(1)(2)(3)(7)	2,507,547	22.8%	9.7%
Bobby I. Griffin(1)(2)	105,255	1.0%	*
Donald C. Harrison(1)(2)(7)	346,025	3.2%	1.3%
Paul H. Klingenstein(1)(2)(5)(7)	1,071,708	9.8%	4.2%
Nicholas L. Teti, Jr.(1)(7)	37,626	*	*
Jon T. Tremmel(1)	7,186	*	*
All executive officers and directors as a group (13 persons)(8)	6,225,437	53.4%	23.5%

*	Represents beneficial ownership of less than 1%.

(1)	Includes the following shares subject to options exercisable currently or within 60 days of October 31, 2010: Dr. Knudson, 106,965 shares; Mr. Lea, 36,631 shares; Mr. Donders, 47,889 shares; Dr. Tweden, 39,534 shares; Mr. Cohen 31,610 shares; Dr. Evnin, 5,641 shares; Ms. Friedman, 9,299 shares; Dr. Goldfischer, 5,641 shares; Mr. Griffin, 33,113 shares; Dr. Harrison, 5,641 shares; Mr. Klingenstein, 5,641 shares; Mr. Teti, 26,786 shares; and Mr. Tremmel, 4,773 shares. Dr. Goldfischer has assigned the shares underlying his options to Bay City Capital Fund IV upon the exercise of these options.

(2)	Includes warrants exercisable currently or within 60 days of October 31, 2010 as follows: Bay City Capital (see footnote (3)), 137,456 shares; MPM Capital (see footnote (4)), 152,255 shares; Aberdare Ventures (see footnote (5)), 103,092 shares; T. Rowe Price (see footnote (6)), 210,007 shares; Dr. Knudson, 5,667 shares; Mr. Lea, 1,374 shares; Dr. Evnin, 152,255 shares; Dr. Goldfischer, 137,456 shares; Mr. Griffin, 17,182 shares; Dr. Harrison, 169 shares; and Mr. Klingenstein, 103,092 shares.

(3)	Consists of information supplied to us or filed with the SEC by Bay City Capital LLC (“BCC”) on behalf of Bay City Capital Fund IV, L.P. (“Fund IV”), Bay City Capital Fund IV Co-Investment Fund, L.P. (“Co-Investment IV”) and Bay City Capital Management IV LLC (“Management IV”), each of which has shared voting power and shared dispositive power of 2,501,906 shares, which includes 1,626,016 shares of Series A non-voting convertible preferred stock. BCC is the manager of Management IV, which is the general partner of Fund IV and Co-Investment IV. BCC is also an advisor to Fund IV and Co-Invesment IV. Carl Goldfischer, a Managing Director of BCC and a member of Management IV, is a member of our Board of Directors and has sole voting and dispositive power of 5,641 shares.

(4)	Consists of information supplied to us or filed with the SEC by MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III Parallel Fund L.P. (“BV III PF”), MPM Bio Ventures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2002 BV III LLC (“AM LLC”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC”), and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III, and Dennis Henner. BV III has the sole power to vote and sole power to dispose of 101,749 shares, which includes 39,423 shares of Series A non-voting convertible preferred stock, BV III QP has the sole power to vote and sole power to dispose of 1,516,696 shares, which includes 586,338 shares of Series A non-voting convertible preferred stock, BV III PF has the sole power to vote and sole power to dispose of 45,719 shares, which includes 17,714 shares of Series A non-voting convertible preferred stock, BV III KG has the sole power to vote and sole power to dispose of 127,881 shares, which includes 49,548 shares of Series A non-voting convertible preferred stock, and AM LLC has the sole power to vote and sole power to dispose of 29,964 shares, which includes 11,584 shares of Series A non-voting convertible preferred stock. BV III GP and BV III LLC each have shared power to vote and shared power to dispose of 1,792,045 shares. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. Dr. Evnin and Messrs. Gadicke, Galakatos, Steinmetz, Wheeler, Simon and Henner each have shared power to vote and shared power to dispose of 1,822,009 shares. Dr. Evnin and Messrs. Gadicke, Galakatos, Steinmetz, Wheeler, Simon and Henner are each a member of BV III LLC and a manager of AM LLC, and each disclaims beneficial ownership of all such shares except to the extent of his proportionate pecuniary interests therein. Dr. Evnin is a member of our Board of Directors and has sole voting and dispositive power of 5,641 shares.

(5)	Consists of information supplied to us or filed with the SEC by Aberdare Ventures II, L.P. (“Aberdare II”), Aberdare Ventures II (Bermuda), L.P. (“Aberdare Bermuda”), Aberdare II Annex Fund, L.P. (“Aberdare II Annex”), Aberdare GP II, L.L.C. (“Aberdare GP II”) and Paul H. Klingenstein. Mr. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, which holds 238,566 shares, Aberdare II Bermuda, which holds 4,951 shares, and Aberdare II Annex, which holds 796,343 shares, which includes 406,504 shares of Series A non-voting convertible preferred stock, and has voting and investment control of 1,039,860 shares owned, and may be deemed to own beneficially such shares. Mr. Klingenstein has sole voting and dispositive power of 31,848 shares, which includes 16,525 shares of Series A non-voting convertible preferred stock. Mr. Klingenstein is a member of our Board of Directors.

(6)	Consists of information supplied to us or filed with the SEC by T. Rowe Price Associates, Inc. (“Price Associates”). These securities are owned by various individual and institutional investors including T. Rowe Health Sciences Fund, Inc. (which beneficially owns 420,834 shares and 166,666 warrants exercisable within 60 days of October 31, 2010, representing 5.3% beneficial ownership), which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(7)	Excludes warrants issued pursuant to security purchase agreements dated September 29, 2010, that are exercisable at any time and from time to time beginning on the date that is no earlier than six months and one day after the closing of the private placement and ending five years after the closing of the private placement as follows: Bay City Capital, 1,626,016 shares; MPM Capital, 704,607 shares; Aberdare Ventures, 406,504 shares; Dr. Evnin, 704,607 shares; Dr. Goldfischer, 1,626,016 shares; Dr. Harrison, 216,802 shares; Mr. Klingenstein, 423,029 shares; and Mr. Teti, 10,840 shares.

(8)	Includes 776,359 shares of common stock issuable upon exercise of options and warrants currently exercisable or exercisable within 60 days of October 31, 2010, inclusive of the options and warrants exercisable as described in footnotes (1) and (2), respectively.

Underwriting

The underwriter named below has agreed to buy, subject to the terms of the purchase agreement, the number of shares of common stock and warrants to purchase up to the number of shares of common stock listed opposite its name below. The underwriter is committed to purchase and pay for all of the shares and warrants if any are purchased, other than those shares and warrants covered by the over-allotment option we describe below. The underwriting agreement also provides that if the underwriter defaults, this offering of our securities may be terminated.

Underwriter	Number of Shares of Common Stock	Number of Shares of Common Stock Underlying Warrants
Craig-Hallum Capital Group	14,800,000	14,800,000

The underwriter has advised us that it proposes to offer the shares of common stock to the public at $1.74 per share and to offer each warrant to purchase a share of common stock to the public at $0.01, for an aggregate purchase price for each share and corresponding warrant of $1.75. Each purchaser of a share of common stock will be required to purchase a corresponding warrant to purchase a share of common stock in this offering. The underwriter proposes to offer the securities to be sold in this offering to certain dealers at the same prices less an aggregate concession of not more than $0.105 for each share and corresponding warrant. After the offering, these figures may be changed by the underwriter.

We have granted to the underwriter an option to purchase up to an additional 2,220,000 shares of common stock and warrants to purchase up to an additional 2,220,000 shares of common stock from us. The underwriter may exercise this option any time during the 30-day period after the date of the final prospectus for the offering, but only to cover over-allotments, if any. To the extent the underwriter exercises the option, the underwriter will become obligated, subject to certain conditions, to purchase the shares and warrants for which it exercises the option.

Our executive officers, directors, 5% or greater stockholders and their affiliated entities may purchase securities in this offering.